UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on January 26, 2007. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (xlvii)
Report by the Board of Directors of Endesa, S.A. in relation to the proposed amendments to the corporate bylaws included in items one, two, three and four of the agenda for the Extraordinary General Shareholders’ Meeting, convened for March 20, 2007, at first call. February 8, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8th, 2007	ENDESA, S.A.

	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema Title: Manager of North America Investor Relations

REPORT BY THE BOARD OF DIRECTORS OF ENDESA, S.A. IN RELATION
TO THE PROPOSED AMENDMENTS TO THE CORPORATE BYLAWS
INCLUDED IN ITEMS ONE, TWO, THREE AND FOUR OF THE AGENDA FOR
THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING,
CONVENED FOR MARCH 20, 2007, AT FIRST CALL

This Report is formulated in compliance with the provisions of article 144.1.a) of the Spanish Corporations Law (Ley de Sociedades Anónimas), in order to justify the proposal for amendment of the Corporate Bylaws upon which E.ON Zwölfte Verwaltungs GmbH (“E.ON”) has conditioned the effectiveness of its Public Tender Offer on the Company’s shares.

This proposal is submitted to the consideration and, as the case may be, approval of the Extraordinary General Shareholders’ Meeting convened for March 20, 2007, at 11:00 a.m., at first call, and on March 21, 2007, at second call. In consideration of the Company’s present shareholder composition, it is foreseeable that the General Meeting shall be held at first call.

1.-GENERAL CONSIDERATION

Upon convening the Extraordinary General Shareholders’ Meeting, the Board of Directors is doing so in order that Endesa shareholders may have the opportunity to pronounce on the bylaw amendments upon which E.ON has conditioned its Public Tender Offer and, therefore, on the effectiveness thereof. In fact, the intent of the directors to call, “at the appropriate time,” this Extraordinary General Shareholders’ Meeting was already announced in the Report by Endesa’s Board of Directors on the Public Tender Offer formulated by E.ON on November 21, 2006.

In effect, E.ON’s Public Tender Offer, which was authorized by the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV) on November 16, 2006, and which offers (following the sealed envelope price enhancement presented by E.ON on February 2, 2007) cash consideration of 38.75 euros per Endesa share, is conditioned on obtaining a minimum of Endesa shares representing 50.01% of the capital stock, as well as on the amendment of Endesa’s Corporate Bylaws, which is what is submitted to the consideration of the Company’s Extraordinary General Shareholders’ Meeting (section 2.7 of the Prospectus).

2.-SPECIFIC AMENDMENTS PROPOSED

The specific amendments to the current Corporate Bylaws contemplated by E.ON as a condition of its offer and which the Board of Directors is submitting to the General Meeting are as follows:

a)	Elimination of the limitation of voting rights (article 32 of the Bylaws)

Article 32 of Endesa’s current Corporate Bylaws provides that no shareholder may exercise a number of votes grater than what would correspond to 10% of the voting Capital existing from time to time, even though the shares owned thereby may exceed such percentage, as well as an aggregate of accessory rules aimed at clarifying the operability and application of said limitation.

E.ON conditions the effectiveness of its Public Tender Offer on “the amendment of this article of the bylaws and on the subsequent registration of said amendment with the Mercantile Registry, in such a manner that any limitation or restriction with regard to the number of votes exercisable by Endesa shareholders (individually or collectively) is eliminated. The Offeror will consider the condition relative to the amendment of this article to have been satisfied, no matter the wording given thereto, provided that it reflects the meaning of the proposed amendment, and provided that the pertinent resolution has been duly registered with the Mercantile Registry” (section 2.7.2 of the Prospectus).

It is expressly stated for the record that the amendment of this article of the bylaws requires “the favorable vote of more than 50% of the subscribed voting capital, both at first as well as at second call,” in accordance with the provisions of article 32 itself of the Bylaws.

b)	Elimination of the typology of the directors and composition of the Board of Directors (articles 37 and 38 of the Bylaws)

Article 37 of Endesa’s current Corporate Bylaws, apart from providing for the minimum and maximum number of directors to form the Board of Directors and acknowledging the competency of the General Meeting with regard to appointment and removal of directors, regulates the typology of the Directors and the composition of the Board of Directors.

In relation to the typology of the Directors, article 37 establishes three types of Directors: (a) those who are associated, professionally and permanently, with the Company; (b) those whose association with the Company is circumscribed to their status as a Board member; and (c) those who belong to the Board of Directors as a consequence of their stakeholding in the Company’s capital. And in relation to the composition of the Board, the said article provides that the Directors referred to in section (b), supra, shall be the majority with respect to the total Directors who, from time to time, form the Board, provided that this is permitted by the number of Directors elected in exercise of the shareholders’ right to have representation on the Board in proportion to their stake in the Capital Stock.

Article 38 of Endesa’s Corporate Bylaws, for its part, regulates the term of office of Director. For this purpose, it establishes that such term shall be four years, and the Directors may be re-elected for like periods although with the exception of the Directors referred to in section (b), supra, who may only be re-elected for a second mandate.

E.ON conditions the effectiveness of its Public Tender Offer “on the amendment of these articles and the subsequent registration of said amendment with the Mercantile Registry, in such a manner that the requisites of typology of the directors and majority composition of Endesa’s Board of Directors are eliminated.” Said condition shall be deemed to have been satisfied, no matter the wording given to the articles, “provided that they reflect the meaning of the proposed amendments, and provided that the relevant resolutions have been duly registered with the Mercantile Registry” (section 2.7.2 of the Prospectus).

c)	Elimination of conditions for the appointment of Director (article 42 of the Bylaws)

Article 42 of Endesa’s current Corporate Bylaws basically establishes the following limitations and incompatibilities of the Directors: (a) the age to be appointed a Director, which may not exceed 70 years or 65 years in the case of the Chief Executive Officer; (b) the performance of positions or duties of representation, management or advice at competing companies or at companies that dominate or control competing companies; (c) the simultaneous membership in more than five Boards of Directors, excluding the Boards of the group companies and of other circumstances; and (d) the performance of positions at entities that are habitual customers or suppliers of goods and services of the Company when this status may lead to a conflict of interest with the Company. Article 42 also establishes that said scheme of incompatibilities must be implemented by the Board Regulations.

E.ON conditions the effectiveness of its Public Tender Offer on the amendment of this article “in such a manner that no condition shall be required in order to be appointed as a member of Endesa’s Board of Directors or Chief Executive Officer, other than the non-occurrence of incompatibilities established by law” (section 2.7.2 of the Prospectus), and also specifies that the condition shall be deemed to have been satisfied, no matter the wording given to article 42, “provided that it reflects the meaning of the proposed amendment, and provided that the relevant resolution has been duly registered with the Mercantile Registry.”

3.-TEXT OF PROPOSED AMENDMENTS

Attached is a Schedule which contains the present wording and that resulting from the amendments proposed to the articles indicated therein.

4.-COMPLIANCE WITH CONDITIONS CONTEMPLATED IN E.ON’S PUBLIC TENDER OFFER AND CONSEQUENCES OF THE LACK OF APPROVAL THEREOF

This condition refers to Endesa’s General Shareholders’ Meeting adopting the pertinent resolutions referring to bylaw amendments and that said resolutions be registered with the Mercantile Registry of Madrid, inasmuch as E.ON considers that said registration “is of the essence to determining that the condition has been satisfied, without prejudice to the possibility available to it of waiving said condition.”

It is expressly stated for the record that, in the event that the aforesaid bylaw amendments are not approved, the Public Tender Offer would remain null and void, unless the offeror waives the satisfaction of its conditions. Specifically, as results from article 24.2.II of Royal Decree 1197/1991, of July 26, on the scheme of public tender offers, in the case of conditions the satisfaction of which implies the adoption of resolutions by the corporate bodies of the affected company, “the offer shall remain null and void when on the last day of the acceptance period,” as extended, as the case may be, in accordance with the provisions of the Royal Decree itself, “the conditions have not been satisfied, unless the offeror waives this satisfaction.” In any case, the possibility of waiving the condition relating to the amendment of article 32 of the Corporate Bylaws is subject to certain conditioning factors by virtue of the facility agreements in respect of the bid which E.ON has entered into with certain financial institutions, as reflected in the Prospectus of the Public Tender Offer (section 2.7.3 of the Prospectus).

5.-OPINION OF THE BOARD

In view of the foregoing, and in order that Endesa’s shareholders may pronounce on the bylaw amendments upon which E.ON’s Public Tender Offer is conditioned and, therefore, on the effectiveness itself of the Offer, the Board of Directors recommends to the shareholders to participate in the Extraordinary General Shareholders’ Meeting and to vote in favor of the approval thereof.

Madrid, February 6, 2007

ANNEX 1 - PROPOSED AMENDMENTS TO CORPORATE BYLAWS

CURRENT BYLAWS	PROPOSED AMENDMENTS
Article 32 Limits of voting rights

Shareholders will have one voting right for each share that they own or represent, save the non-voting shares, which will be governed by the provisions of Section 8 of these Articles of Association. As an exception to the provisions of the previous sentence, in relation to the shares that a shareholders owns, he may not exercise a greater number of votes than 10% of the Company’s total share capital with voting right at each time, even when the shares that he owns exceed 10% of the share capital.

To count the maximum number of votes that each shareholder may cast and for the purpose of the foregoing provisions, the shares that each one of them owns must be included. However the shares owned by other persons whom the foregoing shareholders present may be representing and voting for, will be excluded from the foregoing calculation but will be subject to the application of the 10% limit on the votes that each represented shareholder owns.

The limit established in the previous paragraphs will also be applicable to the number of votes that, at the most, two or more shareholding companies belonging to the same group of companies may cast, whether jointly or separately. This limit will likewise be applicable to the number of votes that, at the most, a shareholder that is a natural person and the entity or entities that are also a shareholder and that are controlled by the natural person, may cast, whether jointly or separately.

For the purposes mentioned in the foregoing paragraph, in order to consider the existence of a group of entities, reference will be made to the provisions of section 4 of the Stock Exchange Act of 28 July 1998. It will be deemed that a natural person controls one or several entities when one of the control circumstances that section 4 of said Act requires of a parent company with respect to its subsidiaries, occurs in the relations between the aforementioned person and the Company or companies referred to.

Likewise, and for the purpose of this Section, the relation of any shareholder who is a natural or legal entity with interposed, trustees or the equivalent entities, which in turn are shareholders of the Company, as well as its relations with funds, investments institutions or similar entities that are also shareholders of the Company, or with other shareholders through the unionization of votes, will be equalized to the control relation of section 4 of the Stock Exchange Act when the exercise of the voting right of the shares held by these entities is directly or indirectly determined by the shareholder concerned.

In the days before the Shareholders’ Meeting is held at first notice, the Chairman of the Board of Directors may summon any shareholder to inform the Company through its Chairman within a maximum period of 48 hours, of the shares that he directly owns and of the shares owned by third parties that the shareholder concerned directly or indirectly controls. The Chairman may comment as he deems appropriate at the Shareholders’ Meeting, at the time of constitution of the Meeting, in order to guarantee the compliance with these Articles of Association in relation to the exercise of voting rights by shareholders. Shares belonging to the same holder, to a group of entities or to a natural person or legal entity and to the entities that said natural person or legal entity controls, will be computable in their entirety between the shares that attend the Meeting to obtain the necessary capital for valid constitution. However, for voting purposes, the voting limit of 10% established in this Section will be applicable to the shares. To amend this Section, a vote in favour exceeding 50% of the subscribed capital with voting right will be required at the relevant Shareholders’ Meeting both at first and second notice.

Article 32: Voting rights

The shareholders shall be entitled to one vote for each share they own or represent, except for non-voting shares, which shall be governed by the provisions of article 8 of these Bylaws.

Article 37 Number and types of Board Members

The Board of Directors will comprise at least nine and at most fifteen members.

There will be two types of Board Members:

a) Those that are bound professionally and permanently to the Company;

b) Those that are bound to the Company by virtue of their condition of Board Member and,

c) Those who are Members of the Board of Directors by virtue of their shareholding in the share capital of the Company.

The Board Members made reference to in point b) above, will be the majority with respect to the total Board Members that at each time form the Board, provided that the number of Board Members chosen through the exercise of the shareholders’ right to be represented on the Board of Directors, in proportion to their share of the share capital, so allows.

The Board of Directors is responsible for the appointment and removal of Board Members. A Board Member may resign, be removed or re-elected.

Article 37: Number of Directors

The Board of Directors shall be formed by nine members minimum and fifteen maximum. The General Meeting shall be responsible for both the appointment and the removal of the members of the Board of Directors. The position of Director is eligible for resignation, revocation and re-election.

Article 38º Term of office

Board Members shall hold their office for a period of four years, after which they may be re-elected for periods of an equal term, save in the case of the Board Members made reference to in point b) of the previous section, in whose case they may only be re-elected for a second term.

For the purpose of calculating the term of office of the Board Members, it must be understood that a year begins and ends on the day on which the Ordinary Shareholders’Meeting is held, or on the last possible day on which it should have been held.

In the event of vacancies during the term for which Board Members are appointed, the Board of Directors may designate persons from among the shareholders, who will occupy the vacancies until the first Shareholders’ Meeting.

Article 38: Term of office of Director

The term of office of Directors shall be four years. They may be re-elected for periods of like duration. For the purpose of computing the term of office of the mandate of Directors, the year shall be deemed to begin and end on the date on which the Annual General Meeting is held, or the last day possible on which it should have been held. If during the term to which the directors were appointed vacancies should take place, the Board may appoint, from among the shareholders, those persons to fill them until the first General Meeting meets.

Article 42º Incompatibilities

1) The Board Regulations will establish a system of limits and incompatibilities for the Board Members, of which the following will be applicable in any case:

a) No person may be appointed as Board Member if is aged over 70 years. A Chief Executive Officer may not be aged over 65 years, although he may continue to hold the post of Board Member subsequently.

b) The performance of the duties of representative, manager or advisor in companies of the competence or in parent companies or in those that control competing companies. Simultaneous membership on more than five Boards of Directors, excluding the Boards of Directors of the different investee undertakings referred to in section 36.2 of the Articles of Association, the Boards of Directors of the Group or shareholding company that the Board Member represents and the Statutory Bodies of the companies in which the Board Member’s participation through his interests, personal or family, give him the right to be a member.

c) Persons who may not be Directors of the Company those who in their own name or through a third party hold any office in companies which are customers or suppliers of goods and services to the Company, or are legal representatives of those companies or are linked to these, provided that such appointment may entail a conflict of interests with those of the Company. Financial institutions in their capacity of providers of financial services to the Company are excepted from the above.

d) The following may not hold the status of members of the Board: those who, themselves or through a shell person, hold positions at entities that are habitual customers or suppliers of goods and services of the Company, are representatives of the said entities or are associated therewith, whenever this status may lead to a conflict of interest with the company. Excepted from the above are financial institutions in their capacity as the suppliers of financial services to the Company.

Article 42: Incompatibilities of Directors

Those persons subject to the prohibitions of article 124 of the Spanish Corporations Law (Ley de Sociedades Anónimas) and other legal provisions may not be appointed as directors.